Exhibit 99.1

Bitfarms Schedules Third Quarter 2024 Conference Call on November 12th, 2024

TORONTO, Ontario and BROSSARD, Québec, October 25, 2024 -- Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin data center company, will report its third quarter 2024 financial results on Tuesday, November 12th, before the market opens. Management will host a conference call on the same day at 8:00 am EST. All Q3 2024 materials will be available before the call and can be accessed on the ‘Financial Results’ section of the Bitfarms investor site.

The live webcast and a webcast replay of the conference call can be accessed here. To access the call by telephone, register here to receive dial-in numbers and a unique PIN to join the call.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Investor Relations Contact:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contact:

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca